Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ensco plc:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-58625, 33-40282, 333-97757, 333-125048 and 333-156530) and on Form S-3 (No. 333-156705) of Ensco plc of our reports dated February 24, 2011, with respect to the consolidated balance sheets of Ensco plc as of December 31, 2010 and 2009, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Ensco plc.

KPMG LLP

Dallas, Texas
February 24, 2011